UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   EVANS,RICHARD A.
   1011 Agusta Drive, Suite 210
   Houston, TX 77057-2015

2. Issuer Name and Ticker or Trading Symbol
   ACOLA CORP. (ACAC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   1/13/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------------------------------------------
1)Title of Security   2)Trans-    3.Trans- 4.Securities Acquired(A)    5)Amount of   6) 7)Nature of
	              action      action   or Disposed of (D)           Securities        Indirect
                      Date        Code                   A             Beneficially  D   Beneficial
                     (Month/                            or            Owned at      or   Ownership
                      Day/Year)   Code V   Amount        D  Price      End of Month  I
--------------------------------------------------------------------------------------------------------------------
Common Stock, Class A 01/13/03     A       750,000 (1)   A  $.008      770,000       D


Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
---------------------------------------------------------------------------------------------------------------------
1)Title of Derivative  2)Conversion    3)Trans-      4)Trans-  5)Number of Derivative     6)Date Exercisable and
Security               or Exercise     action         action    Securities Acquired (A)   Expiration Date
                       Price of        Date           Code      or Disposed of (D)
                       Derivative
                       Security                       Code  V   A                D        Exercisable  	N/A
                                                                                                                Expiration
----------------------------------------------------------------------------------------------------------------------
  N/A
Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
-----------------------------------------------------------------------------------------------------------------------
1)Title of Derivative 3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security              action    of Underlying                                of Deri-    Derivative        Indirect
                      Date      Securities                                   vative      Securities    D   Beneficial
                                                               Amount or     Security    Beneficially  or  Ownership
                                                               Number of                 Owned at      I
                  -                      Title                 Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1)The acquisition of shares was pursuant to the issuer's Directors and Employees Stock Award Plan.

SIGNATURE OF REPORTING PERSON
/S/ Richard A. Evans
    ------------------------
    Richard A. Evans, MD
DATE 01/14/03